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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                         (Amendment No. *)


                    K.N. Energy, Inc.
                         (Name of Issuer)

                         Common Stock

- ---------------------------------------------------------------------------

               (Title of Class of Securities)

                         482620101
                         (CUSIP Number)



Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (2-92)
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
SCHEDULE 13G

CUSIP No. 482620101                     Page 2 of 5 Pages

- ---------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Jurika & Voyles, Inc.
IRS No.:  94-2905845
- ---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/  / (b)/ /
- ---------------------------------------------------------------------------
3  SEC USE ONLY
- ---------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          5    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           6    SHARED VOTING POWER
        EACH                  1,152,330
      REPORTING          --------------------------------------------------
       PERSON            7    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,193,780
- ---------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,193,780
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*   / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.8%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IA
- ---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 482620101                               Page 3 of 5 Pages

ITEM 1.

     (a)  The name of the issuer is K.N. Energy, Inc..

     (b) The principal executive office of K.N. Energy, Inc. is located at P.O. Box 281304, Lakewood,CO 80228-8304.


ITEM 2.

     (a) The name of the person filing this statement is Jurika & Voyles, Inc.

     (b) The principal business office of Jurika & Voyles, Inc. is located at 1999 Harrison Street, Suite 700, Oakland, CA 94612.

     (c)  Jurika & Voyles, Inc. is a California corporation.

     (d) This statement relates to shares of common stock of K.N. Energy, Inc. (the"Stock").

     (e)  The CUSIP number of the Stock is 482620101.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  /  /  Broker or Dealer registered under Section 15 of the Act.

     (b)  /  /  Bank as defined in section 3(a)(6) of the Act.

     (c)  /  /  Insurance Company as defined in section 3(a)(19) of the Act.

     (d) / / Investment Company registered under section 8 of the Investment Company Act.

     (e) /XX / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

     (g) / / Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(F)

     (h)  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

SCHEDULE 13G

CUSIP No. 482620101                               Page 4 of 5 Pages


ITEM 4.  OWNERSHIP.

     (a)  Jurika & Voyles, Inc. beneficially owns 1,193,780 shares of the
Stock.

     (b) Jurika & Voyles, inc. beneficially owns 7.8 % of the Stock outstanding.

     (c) (i) Jurika & Voyles, inc. has the sole power to vote or to direct the vote of 0 shares of the Stock.

           (ii) Jurika & Voyles has the shared power to vote or to direct the vote of 1,152,330 shares of the Stock.

           (iii) Jurika & Voyles has the sole power to dispose or to direct the disposition of 0 shares of the Stock.

           (iv) Jurika & Voyles has the shared power to dispose or to direct the disposition of 1,193,780 shares of the Stock.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction:  Dissolution of a group requires a response to this item.

ITEM. 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Jurika & Voyles, Inc. is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Stock. No individual client's holdings of the Stock are more than 5 percent of the class.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

SCHEDULE 13G

CUSIP No. 482620101                               Page 5 of 5 Pages

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this amended statement is true, complete and correct.

DATED:     February 27, 1995

Jurika & Voyles, Inc.

By:  /s/ Glenn C. Voyles
     Glenn C. Voyles, Chairman
F:\DMS\3547\001\0116305.WP
                 TABLE OF AUTHORITIES

                         CASES

S.E.C. 1746 (2-92)  . . . . . . . . . . . . . . . . .            1

                     MISCELLANEOUS

CUSIP No. 482620101 . . . . . . . . . . . . . . . . .    2,  3,  4,
                                                                 5

IRS No.: 94-2905845 . . . . . . . . . . . . . . . . .            2

                     UNRECOGNIZED

          The entries below, although they look like citations, could not be fully processed, since they did not contain any reporters built into the Full Authority dictionary.

3 SEC USE . . . . . . . . . . . . . . . . . . . . . .            2

4 CITIZENSHIP . . . . . . . . . . . . . . . . . . . .            2

Rule 13d-7  . . . . . . . . . . . . . . . . . . . . .            1

Section 15  . . . . . . . . . . . . . . . . . . . . .            3

Section 18  . . . . . . . . . . . . . . . . . . . . .            1